UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06026005

February 21, 2006

RECD S.E.C.
FEB 23 2006
1088

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2 21 2006

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, 35th Floor
New York, NY 10017

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

Dear Mr. Horan:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by William Steiner. We also have received letters on the proponent's behalf dated January 2, 2006 and January 30, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary
212-270-7122

December 28, 2005

RECEIVED
2005 DEC 29 PM 6:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: John Chevedden, as agent for William Steiner

Ladies and Gentleman:

John Chevedden has submitted four shareholder proposals to JPMorgan Chase & Co. (the "Company"), a Delaware corporation, each purportedly as agent for four different individual shareholders, Ray T. Chevedden, Victor Rossi, William Steiner and Kenneth Steiner. The subject of this letter is a proposal and supporting statement submitted by Mr. Chevedden for William Steiner by fax dated October 31, 2005 (the "Proposal"), a copy of which is attached as Exhibit A. The Proposal requests that the Company's board of directors redeem any future or current poison pill, unless such poison pill is subject to a stockholder vote as a separate ballot item, to be held as soon as may be practicable.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit the Proposal from its notice of meeting, proxy statement and form of proxy card (the "Proxy Materials") for its 2006 Annual Meeting of Stockholders.

It is the Company's view that the Proposal has already been substantially implemented. Accordingly, the Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) provides that a proposal may be omitted if a company has already substantially implemented the proposal.

Our 2006 Annual Meeting of Stockholders is scheduled to be held on May 16, 2006, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2006. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing Mr. Chevedden and Mr. Steiner with a copy of this letter and notifying them of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal Has Been Substantially Implemented - Rule 14a-8(i)(10)

The Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented. While, prior to 1983, the Staff of the Division of Corporation Finance of the SEC (the "Staff") permitted exclusion of stockholder proposals under the predecessor to Rule 14a-8(i)(10) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Rel. No. 20091 (avail. August 16, 1983). The SEC amended Rule 14a-8(i)(10) to reflect the new, more flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (avail. May 21, 1998).

The Proposal states:

> RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

The Company has substantially implemented the Proposal. On October 1, 2002, Mr. Chevedden, purportedly as agent for Mr. Chris Rossi, submitted the following proposal to the Company which was included in the proxy materials for the Company's 2003 Annual Meeting (the "2003 Proposal"):

> This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

The 2003 Proposal received a majority of the votes cast at the 2003 Annual Meeting. At the time of the 2003 Annual Meeting, the Company did not have a poison pill, having voluntarily redeemed one in 1996. Following the 2003 Annual Meeting, the Company engaged in an extensive dialogue with Mr. Chevedden. The Company and Mr. Chevedden ultimately agreed upon the following stockholder rights plan policy, which was adopted by the Company's board of directors on October 21, 2003 (the "Company's Policy"):

> The Board of Directors of J.P. Morgan Chase & Co. adopts the following policy with respect to stockholder rights plans, commonly known as poison pills. It is our policy not

> to adopt a poison pill without submitting it to a stockholder vote but we reserve the right to do so if in our fiduciary responsibility we deem it appropriate to do so. If in exercising our fiduciary obligations we adopt a poison pill without going to stockholders on a prior basis, we will submit the poison pill to a non-binding stockholder vote at the earliest next special or annual meeting of stockholders. It is also our policy that if we adopt any material amendment to the foregoing policy, we will submit any such amended policy to a non-binding stockholder vote at the earliest next special or annual meeting of stockholders.

At the time of its adoption, Mr. Chevedden agreed that the Company's Policy implemented the 2003 Proposal and stated in writing that he had no objection to the Company's Policy. The Company posted the Company's Policy on its website as part of its Corporate Governance Principles and by letter dated October 24, 2003, a copy of which is attached as Exhibit B, notified the Council of Institutional Investors of the Company's Policy, with copies to Mr. Chevedden and to Mr. Rossi. Nevertheless, on October 31, 2005, the Company received the Proposal.

Under the Company's Policy, a stockholder vote on the adoption of a poison pill would be required, except in the case where the Company's board of directors, in exercising its fiduciary duty, adopts a poison pill or materially amends the Company's Policy without prior stockholder approval, in which case such poison pill or material amendment would be submitted to a non-binding stockholder vote and such vote would occur at the earliest next special or annual meeting of stockholders. Thus, contrary to the assertions of the Proposal, there is no "loophole to allow exceptions to override the implementation of a shareholder vote" and such vote would occur "as soon as may be practicable", a standard which we believe is met by the Company's Policy that would submit the issue to a vote at the next special or annual meeting of stockholders. Accordingly, there is no practical difference between the Company's Policy and the Proposal.

The Company does not believe that there are any meaningful differences between the Proposal and the Company's Policy. Even if there were differences, however, such differences would not preclude a conclusion that the Proposal has been "substantially implemented." As noted above, the Staff has determined that a proposal can be considered to have been "substantially implemented" even if it has not been fully effected. In this regard, the Company notes that the Proposal calls for a "shareholder vote as a separate ballot item" while the Company's Policy also provides for a stockholder vote. In *Praxair, Inc.* (avail. February 13, 2004 and April 1, 2004), the Staff granted no-action relief pursuant to Rule 14a-8(i)(10) with respect to a poison pill proposal for which Mr. Chevedden was designated to act on the proponent's behalf where the proposal called for a stockholder vote and the company's policy provided for a non-binding stockholder vote. In *PPL Corporation* (avail. March 15, 2004), the Staff found that a proposal (for which Mr. Chevedden was designated to act on the proponent's behalf) that, like the Proposal, called for a stockholder vote on the adoption of a poison pill "as soon as may be practical" could be excluded pursuant to Rule 14a-8(i)(10) where PPL Corporation's policy provided, as does the Company's Policy, for a vote at the earliest next special or annual meeting. Furthermore, the company policies in *Praxair, Inc.* and *PPL Corporation*, like the Company's Policy, contemplated that the respective boards of directors could adopt a poison pill in the exercise of their fiduciary duty without first obtaining stockholder approval.

Aside from the context of poison pills, the Staff has recognized on many occasions that a proposal could be considered "substantially implemented" even if it has not been fully effected. See, e.g., *Humana Inc.* (avail. February 27, 2001) (a proposal regarding independent directors was substantially implemented even though the company's definition of "independence" differed from the proponent's more restrictive definition); *The GAP* (avail. March 16, 2001) (proposal requesting a report on child labor practices was substantially implemented even though the company's report did not provide all the information sought by the proposal); and *The Limited* (available March 15, 1996) (a proposal was substantially implemented where some but not all of its recommended policies on labor were adopted).

Finally, the Staff has recently agreed that several companies could exclude under Rule 14a-8(i)(10) proposals similar to the Proposal where companies had adopted a policy requiring stockholder approval of poison pills. See, e.g., *Bristol Myers-Squibb Company* (avail. February 11, 2004); *Entergy Corporation* (avail. February 11, 2004); *AutoNation, Inc.* (avail. February 10, 2004); *Occidental Petroleum Corporation* (avail. January 29, 2004); *Honeywell International Inc.* (avail. January 27, 2004); *General Electric Company* (avail. January 19, 2004); and *Marathon Oil Corporation* (avail. January 16, 2004).

The Proposal is vague and indefinite and, therefore, it is misleading and contrary to the SEC's proxy rules – Rule 14a-8(i)(3) and Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

The Staff has stated that reliance on Rule 14a-8(i)(3) for purposes of exclusion may be appropriate (i) when the resolution contained in the proposal is so inherently vague or indefinite that the stockholders voting on the proposal and the company in implementing the proposal would not be able to determine with reasonable certainty what actions or measures the proposal requires and that such objection may also be appropriate "where the proposal and the supporting statement, when read together, have the same result" or (ii) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Division of Corporation Finance: Staff Legal Bulletin No. 14B – Shareholder Proposals (avail. September 15, 2004).

The Proposal's supporting statements contain assertions that are irrelevant to the consideration of the subject matter of the proposal. The Proposal attributes the following to the Corporate Library:

> "I believe that the following paraphrased critique by The Corporate Library further supports a shareholder vote without exceptions:
>
> The JPM board is a study in power and director connectivity. Directors individually average nearly twice as many directorships as the overall average for TCL's universe of coverage, nearly 4 -times the number of direct links with other boards, and 5-times as many direct interlocks with other boards. The JPM board is directly linked to no less than 22 other large corporate boards, not to mention until recently the board of the NYSE. TCL has noted elsewhere that many of' the largest and most powerful US corporations are similarly linked to one another via the same set of individual directors. In most cases TCL would not even question such relationships, unless TCL saw additional signs of potential conflict of interest, such as compensation committee interlocks. But in the case of these large banks, TCL has to stop and ask: is it appropriate for such boards to permit, perhaps even encourage such a high level of potential director conflict? TCL thinks not. Yet it is virtually impossible to study any of the 15 largest US firms without running into at least one direct board connection with either JPM or Citigroup. Are there really so few suitable individuals available to serve on such powerful boards?"

Assuming for the sake of argument all of such statements regarding "connectivity" are true (which we do not however concede), the Proponent does not address how the Proposal on poison pills bears any relationship to such connectivity. As such, the Proposal and the supporting statements, when read together, are vague and indefinite such that stockholders voting on the Proposal and the Company in implementing the Proposal would not be able to determine with reasonable certainty what actions or measures the Proposal requires.

Based on the foregoing, the Company believes that the Proposal and its supporting statements are so vague, indefinite and misleading that if the Proposal is not omitted in its entirety, that the above portion of the Proposal's supporting statements may be omitted.

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials or, in the alternative, if the Proposal is not omitted in its entirety, if the above portion of the supporting statement regarding "connectivity" is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

[signature]

Anthony J. Horan
Corporate Secretary

cc: William Steiner
John Chevedden
Jeremiah Thomas, Esq.

418262:v2

Exhibit A

WILLIAM STEINER PROPOSAL

Attached hereto as separate PDF attachment

Exhibit B

LETTER TO COUNCIL OF INSTITUTIONAL INVESTORS DATED OCTOBER 24, 2003

Attached hereto as separate PDF attachment

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. William B. Harrison
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Dear Mr. Harrison,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner　　　10/13/05
William Steiner　　　Date

cc: Anthony J. Horan
PH: 212 270-6000
FX: 212 270-4240
FX: 212 270-2966
FX: 212-270-1648

[October 31, 2005]

3 – Redeem or Vote Poison Pill

RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable, it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it.

According to The Corporate Library (TCL), an independent investment research firm in Portland, Maine, shareholders gave a 68% supporting vote to a 2003 proposal that asked our company to require shareholder approval of all poison pills. Our board adopted a policy requiring such shareholder approval, but the policy also allows the board to override the policy and adopt a pill without shareholder approval. According to TCL, this override provision undermines the shareholder approval requirement, and TCL does not believe that the policy constitutes full implementation of the proposal.

I believe that the following paraphrased critique by The Corporate Library further supports a shareholder vote without exceptions:
The JPM board is a study in power and director connectivity. Directors individually average nearly twice as many directorships as the overall average for TCL's universe of coverage, nearly 4-times the number of direct links with other boards, and 5-times as many direct interlocks with other boards. The JPM board is directly linked to no less than 22 other large corporate boards, not to mention until recently the board of the NYSE. TCL has noted elsewhere that many of the largest and most powerful US corporations are similarly linked to one another via the same set of individual directors. In most cases TCL would not even question such relationships, unless TCL saw additional signs of potential conflict of interest, such as compensation committee interlocks. But in the case of these large banks, TCL has to stop and ask: is it appropriate for such boards to permit, perhaps even encourage such a high level of potential director conflict? TCL thinks not. Yet it is virtually impossible to study any of the 15 largest US firms without running into at least one direct board connection with either JPM or Citigroup. Are there really so few suitable individuals available to serve on such powerful boards?

Pills Entrench Current Management

"Poison pills … entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Redeem or Vote Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

October 24, 2003

Ms. Sarah A.B. Teslik, Executive Director
Council of Institutional Investors
Suite 512
1730 Rhode Island Avenue, N.W.
Washington, D.C. 20036

Dear Ms. Teslik:

This letter is further to my letter dated October 7, 2003 regarding a shareholder proposal on poison pills submitted to J.P. Morgan Chase & Co. by Mr. Chris Rossi, which received a majority of the votes cast at our annual meeting of shareholders on May 20, 2003. As mentioned in my earlier letter, JPMorgan Chase does not have a poison pill, also known as a shareholder rights plan, having voluntarily redeemed one in 1996.

Mr. Rossi had indicated in submitting his proposal that communications should be with Mr. John Chevedden. We communicated with Mr. Chevedden and appreciated the opportunity to have a dialogue with him. We reached agreement on a policy for submission to the JPMorgan Chase Board of Directors, which approved the policy on October 21, 2003. Mr. Chevedden has agreed that adoption of this policy implements the shareholder proposal that had been submitted by Mr. Rossi.

The policy adopted by the JPMorgan Chase Board is as follows:

> The Board of Directors of J.P. Morgan Chase & Co. adopts the following policy with respect to stockholder rights plans, commonly known as poison pills. It is our policy not to adopt a poison pill without submitting it to a stockholder vote but we reserve the right to do so if in our fiduciary responsibility we deem it appropriate to do so. If in exercising our fiduciary obligations we adopt a poison pill without going to stockholders on a prior basis, we will submit the poison pill to a non-binding stockholder vote at the earliest next special or annual meeting of stockholders. It is also our policy that if we adopt any material amendment to the foregoing policy, we will submit any such amended policy to a non-binding stockholder vote at the earliest next special or annual meeting of stockholders.

We would appreciate it if you would communicate this action to members of the Council of Institutional Investors. Please do not hesitate to let us know if you have any questions.

Sincerely,

AJHoran

cc: Mr. John Chevedden
Mr. Chris Rossi

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

OTS-#46502-v1-Teslik_CII_10-2-03.DOC

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Monday, January 02, 2006 3:54 PM
To:	CFLETTERS
Cc:	Anthony J. Horan
Subject:	Re JPMorgan Chase & Co. (JPM) No-Action Request William Steiner

Re JPMorgan Chase & Co. (JPM) No-Action Request William Steiner

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

January 2, 2006

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

JPMorgan Chase & Co. (JPM)

Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill

Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the JPMorgan December 28, 2005 no action request.

The rule 14a-8 proposal text states:

"3 Redeem or Vote Poison Pill

"RESOLVED, Shareholders request that our Board redeem any future or current poison pill, unless such poison pill is subject to a shareholder vote as a separate ballot item, to be held as soon as may be practicable. Charter or bylaw inclusion if practicable.

"Thus there would be no loophole to allow exceptions to override the implementation of a shareholder vote as soon as may be practicable. Since a vote would be as soon as may be practicable, it accordingly could take place within 4-months of the adoption of a poison pill by our Board. To give our board valuable insight on our views of their poison pill, a vote would occur even if our board had promptly terminated their poison pill because our board could turnaround and readopt their poison pill once terminating it."

The vague text of the company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague instances in its "policy" that could trigger a poison pill without a shareholder vote:
"if in our fiduciary responsibility we deem it appropriate to do so."

The policy does not state how the "fiduciary responsibility" is "deemed."
For instance can it be "deemed" based on a 5-to-4 vote of directors with inside directors forming an alliance with outside directors having non-director links to the company. Hence based on the vague text of this policy a pill could be adopted by a 5-4 vote with the Chairman casting the deciding vote with assists from directors having non-director links to the company. Thus this policy could potentially deny shareholders an initial vote based on a bare 5-to-4 vote by directors not all of who are independent.

Also the company fails to address the "as a separate ballot item" clause in the rule 14a-8 proposal text:
"a shareholder vote as a separate ballot item, to be held as soon as may be practicable." Hence the vote on the pill could arguably be bundled with a vote on another ballot item which could be much more attractive to shareholders. In other words a carrot and stick approach to obtain a favorable shareholder vote on an pill that a majority of shareholders oppose.

The poison pill topic possibly poses the highest potential conflict of interest (of any shareholder proposal topic) in discriminating between "fiduciary obligations" and the directors own personal interest in continued longevity at JPMorgan and a corresponding steady-stream of attractive pay, prestige and prerequisites.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/, an independent investment research firm, has repeatedly stated that companies with policies for their board to override a shareholder vote on a poison pill have not implemented this type of proposal.

For instance The Corporate Library said, in regard to a 2003 JPMorgan Chase & Co. (JPM) rule 14a-8 poison pill proposal which won 68% support:
"The proposal asked the company to require shareholder approval of all poison pills. The company adopted a policy requiring such shareholder approval, but the policy also states that the board can override the policy and adopt a pill without shareholder approval if it believes, in the exercise of its fiduciary obligations, that doing so is in the best interests of the company's shareholders. In our opinion, this provision undermines the shareholder approval requirement, and we do not believe that the policy constitutes full implementation of the proposal."
Source:
http://www.boardanalyst.com/companies/shp/proposal.detail.aspx?ResolutionID=1555

The company does not claim The Corporate Library[1]s conclusion that JPMorgan had not implemented a poison pill policy commensurate with the rule 14a-8 proposal, was brought to the attention of the staff before the staff made its determination in any prior no action request similar to JPMorgan[1]s.

The company has not made any changes to its 2003 policy to accommodate the new 2006 rule 14a-8 proposal text:
"Charter or bylaw inclusion if practicable."

In regard to the text from The Corporate Library on the extensive links of JPM directors, apparently the company incredulously claims it does see any need to make corporate governance more accountable to shareholders when there is evidence that a company[1]s directors places significant reliance on links to directors at 22 other companies (and perhaps not so much on the merits of an issue).

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
cc: Anthony J. Horan <anthony.horan@chase.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 31, 2006 12:23 AM
To: CFLETTERS
Cc: Anthony J. Horan
Subject: #2 Re JPMorgan Chase & Co. (JPM) No-Action Request William Steiner

#2 Re JPMorgan Chase & Co. (JPM) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 30, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

JPMorgan Chase & Co. (JPM)
#2 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Poison Pill
Shareholder: William Steiner

Ladies and Gentlemen:

Recent poison pill proposals did not receive Staff concurrence in regard to rule 14a-8(i)(10):
Electronic Data Systems (January 26, 2006) The Home Depot, Inc. (January 26, 2006) Borders Group, Inc. (January 26, 2006)

The JPMorgan no action request did not claim that JPM had taken any action regarding the poison pill topic in 2004, 2005 or 2006.

As stated in greater detail in the January 2, 2006 shareholder letter, the vague text of the 2003 company "Policy" makes it unworkable and unenforceable as anything other than a blank-check. The company does not define or give examples of the vague instances in its "policy" that could trigger a poison pill without a shareholder vote.

Also the company has not made any changes to its 2003 policy to accommodate the new 2006 rule 14a-8 proposal text:
"Charter or bylaw inclusion if practicable."
Or to provide for a shareholder vote as "a separate ballot item."

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner
cc: Anthony J. Horan <anthony.horan@chase.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be redeemed unless it is submitted to a shareholder vote as soon as practicable.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe JPMorgan Chase may omit the proposal or portions of the supporting statement from its proxy materials under rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe JPMorgan Chase may omit the proposal from its proxy materials under rule 14a-8(i)(10).

Sincerely,

Mary Beth Breslin
Special Counsel